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                             N E W S   R E L E A S E


RIDDELL SPORTS INC.                                  VARSITY SPIRIT CORPORATION


For Immediate Release

Contact:
David Groelinger                                 John Nichols
Chief Financial Officer                          Chief Financial Officer
Riddell Sports Inc.                              Varsity Spirit Corporation
(212) 826-4300                                   (901) 387-4370

            RIDDELL SPORTS INC. TO ACQUIRE VARSITY SPIRIT CORPORATION
                              FOR $18.90 PER SHARE
                         -------------------------------

                  VARSITY'S JEFF WEBB TO JOIN THE RIDDELL BOARD

                  New York, New York and Memphis, Tennessee, May 6, 1997 -- Riddell Sports Inc. (NASDAQ/NM: RIDL) and Varsity Spirit Corporation (NASDAQ/NM:VARS) announced today that they entered into a definitive merger agreement in which Riddell will acquire all of the outstanding stock of Varsity Spirit at a price of $18.90 per share in cash. The transaction, which was approved by both companies' Boards of Directors, is valued at approximately $91 million. Varsity Spirit's stock closed Monday at $14.50.

                  The merger agreement provides for a newly formed subsidiary of Riddell to commence promptly a cash tender offer for all of Varsity Spirit's outstanding shares of common stock. Following the tender offer, Varsity Spirit will be merged with and into the newly formed subsidiary of Riddell, and shareholders not tendering their shares pursuant to the tender offer will have the right to receive $18.90 per share in cash. Based on 1996 results the pro forma combined entity would have generated revenues of $160.8 million with assets of $179.1 million.

                  Riddell is the leading supplier and reconditioner of football equipment in the U.S., and has the only national sporting goods direct sales force calling on junior high schools, high schools and colleges. This direct sales force has recently begun to expand its offerings to baseball products and athletic clothing. The company also markets sports and entertainment collectibles.

                  Varsity Spirit Corporation is the leading supplier of cheerleader and dance team uniforms and accessories to the youth, junior high, high school, and college markets. Varsity Spirit is also the largest operator of cheerleading and dance team camps in the U.S.; conducts nationally televised cheerleading and dance team championships; and conducts domestic and international travel tours and sponsors national and international special events for school spirit groups.

                  David Mauer, Chief Executive Officer of Riddell stated: "The combination of our two companies will create a direct sales and market organization that is uniquely suited to service the athletic departments and booster organizations in over 40,000 junior high schools, high schools and colleges.



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Varsity Spirit has over 150 sales people calling directly on cheerleading coaches and booster organizations, while Riddell has over 100 direct sales people primarily focused on athletic coaches. By more than doubling our direct sales organization, we see many cross marketing and sales opportunities."

                  Jeffrey G. Webb, Varsity Spirit's Chairman, President and Chief Executive Officer said: "This is a great opportunity for Varsity Spirit, our shareholders and all of our employees. Our shareholders, who include many of our employees, are receiving an excellent price for their shares. For our employees going forward, this combination can only serve to sustain our leadership position in the school spirit industry. We look forward to another record year for our summer cheerleading and dance camps and uniform sales."

                  "In evaluating the merits of this merger, there were considerable benefits and upside synergies. Not only is this a good cultural match, but both companies have worked to build customer-driven organizations that are leaders in their fields. We anticipate lending our camp, competition and special events expertise to Riddell's traditional business and expect to benefit from Riddell's skill in direct marketing of athletic products. Together, we create a significant force in the school spirit and sports fields."

                  Under the terms of the agreement, Mr. Webb will be President and Chief Operating Officer of Varsity Spirit and will be named Vice Chairman of Riddell, reporting to Mr. Mauer. Mr. Webb and one additional Varsity Spirit designee will become members of the Riddell Board of Directors.

                  Mr. Webb; Alan D. Gordon, Director; Randall S. Sturges, Director; and Gregory C. Webb, Senior Vice President of Varsity Spirit, have entered into a shareholder agreement and agreed to tender all of their shares of Varsity Spirit common stock, representing in the aggregate 1,738,530 shares, or approximately 38% of the outstanding shares of Varsity Spirit.

                  Pursuant to stock purchase agreements, following the consummation of the tender offer, Mr. Jeffrey Webb and certain others members of Varsity Spirit management will purchase approximately $4.4 million of Riddell common stock subject to an agreed upon formula and certain limitations. Assuming the closing market price of May 5, 1997, approximately 1.2 million shares would be purchased, representing approximately 13% of Riddell's shares then outstanding after giving effect to such purchase.

                  Riddell intends to finance the transaction through the placement of senior notes pursuant to a Rule 144A offering under the Securities Act of 1933, as amended. The company has received a commitment issued by NationsBridge, L.L.C. and NBD Bank providing bridge financing for $100 million to finance the tender offer if necessary. NationsBank and NBD Bank have also provided a commitment for a secured working capital revolving credit facility of $35 million.

                  Riddell is being advised in the transaction by Berenson Minella & Company, who will also act as Dealer Manager for the tender offer, while Varsity Spirit is being advised by Goldman, Sachs & Co.


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